Infinity Bancorp

6 Hutton Centre Drive, Suite 100

Santa Ana, CA 92707

657-223-1000

April 11, 2023

VIA EDGAR

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Infinity Bancorp
Offering Statement on Form 1-A
As amended on March 15, 2023
File No. 024-12158

WITHDRAWAL OF REQUEST FOR ACCELERATION OF QUALIFICATION

Dear Mr. Arzonetti:

This letter sets forth the request of Infinity Bancorp, a California corporation (the “Company”) to withdraw its Acceleration Request for the Offering Statement on Form 1-A (File No. 024-12158).

Reference is made to our letter, filed as correspondence via EDGAR on April 5, 2023, in which we requested the acceleration of the qualification date of the above-captioned Offering Statement on Form 1-A to April 14, 2023 at 4:00 p.m. Pacific Time.

The purpose of this letter is to advise you that the Company is going to further update its Form 1-A and as a result we intend to resubmit our request for acceleration of qualification at a later date.

We formally withdraw our request for acceleration of the qualification date.

If you have any questions or require any additional information with respect to the above, please contact the undersigned at (949) 292-9160 or rknecht@knechtlaw.com. Thank you for your attention to this matter.

Sincerely,

/s/ Richard E. Knecht
Richard E. Knecht
Attorney for Infinity Bancorp